[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI]

November 19, 2004

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

450 Fifth Street, NW

Judiciary Plaza

Washington DC 20549

Re:	Registration Statement on Form S-1 for Dolby Laboratories, Inc.

Ladies and Gentlemen:

Transmitted herewith is the Registration Statement on Form S-1 (the “Form S-1”), together with certain exhibits thereto, filed pursuant to the Securities Act of 1933, as amended (the “Act”), by Dolby Laboratories, Inc., a Delaware corporation (“Dolby Laboratories”). The Form S-1 registers shares of Dolby Laboratories’ Class A Common Stock to be offered in an initial public offering. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by Dolby Laboratories for five years. Please be advised that the $58,282 registration fee for the Form S-1 was previously transferred to the Commission’s account by federal wire transfer as required pursuant to Rule 13(c) of Regulation S-T.

We respectfully request your providing us with a letter of comments respecting the Form S-1 at your earliest convenience.

Pursuant to Rule 461(a) of the Act, Dolby Laboratories hereby notifies you that it intends to request acceleration of effectiveness of the Form S-1 orally and that Dolby Laboratories and the underwriters are aware of their obligations under the Act.

If you should have any questions regarding the above or the Form S-1, please do not hesitate to call the undersigned, Mark B. Baudler, or Herbert P. Fockler of our office at (650) 493-9300. We look forward to hearing from you soon.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI,

Professional Corporation

/s/ MARK B. BAUDLER

Mark B. Baudler, Esq.

cc:	Mark S. Anderson, Esq.

Phyllis T. Solomon, Esq.

Dolby Laboratories, Inc.

Larry W. Sonsini, Esq.

Thomas C. DeFilipps, Esq.

Herbert P. Fockler, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation